Exhibit 99.3

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As Of June 30, 2022

(Unaudited)

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As Of June 30, 2022

(Unaudited)

INDEX

Page

Condensed Consolidated Interim Statements of Financial Position	3-4

Condensed Consolidated Interim Statements of Profit or Loss and Other 6 Comprehensive Income	5

Condensed Consolidated Interim Statements of Changes in Equity	6

Condensed Consolidated Interim Statements of Cash Flows	7-8

Notes to Condensed Consolidated Interim Financial Statements	9-16

2

Intercure Ltd.

Condensed Consolidated Interim Statements of Financial Position

		June 30	December 31
		2022	2021
	Note	NIS in thousands
Current assets
Cash and cash equivalents		221,267	196,217
Restricted cash		24,030	21,083
Trade receivables		26,681	17,407
Other receivables		46,355	33,244
Inventory	5	90,799	62,313
Biological assets	6	7,956	5,566
Financial assets measured at fair value through profit or loss	7	250	330

		417,338	336,160

Non-current assets
Property, plant and equipment and right-of-use asset		92,679	86,509
Goodwill		278,673	*268,291
Deferred tax assets		1,809	3,020
Financial assets measured at fair value through profit or loss		2,565	2,565

		375,726	360,385

Total assets		793,064	696,545

* Immaterial adjustment of comparative data, see Note 2 (2)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

Intercure Ltd.

Condensed Consolidated Interim Statements of Financial Position

	June 30	December 31
	2022	2021

Current liabilities
Short term loan and current maturities	92,212	70,559
Trade payables	83,837	64,474
Other payables	25,442	41,050
Contingent consideration	19,662	15,780
Short term loan from non- controlling interest	1,742	1,722

	222,895	193,585

Non-current liabilities
Borrowings	47,438	11,877
Liabilities in respect of employee benefits	588	224
Loan from related party	-	76
Lease liability	20,052	21,371
	68,078	33,548

Total liabilities	290,973	227,133

Equity
Share capital, premium and other reserves	625,559	623,567
Capital reserve for transactions with controlling shareholder	2,388	2,388
Receipts on account of shares	8,541	8,541
Accumulated losses	(157,456)	(186,468)

Equity attributable to owners of the Company	479,032	448,028

Non-controlling interests	23,059	*21,384

Total equity	502,091	469,412

Total equity and liabilities	793,064	696,545

* Immaterial adjustment of comparative data, see Note 2 (2)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

Intercure Ltd.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

		Six months ended June 30,		Three months ended June 30,		Year ended December 31
		2022	2021	2022	2021	2021
	Note	NIS in thousands

Revenue		182,506	78,281	95,277	45,230	219,677
Cost of revenue before fair value adjustments		105,107	43,587	53,735	25,962	123,688

Gross income before impact of changes in fair value		77,399	34,694	41,542	19,268	95,989

Unrealized changes to fair value adjustments of biological assets		7,881	2,445	3,026	1,752	6,574
Loss from fair value changes realized in the current year		2,270	2,430	942	1,072	11,432

Gross Profit		83,010	34,709	43,626	19,948	91,131

Research and development expenses		338	717	176	356	1,235
General and administrative expenses		16,958	7,773	8,650	4,497	27,206
Selling and marketing expenses		24,112	8,423	14,282	4,854	23,214
Other expenses (income), net		1,124	(290)	929	(290)	2,971
Changes in the fair value of financial assets through loss or (profit), net.		123	(326)	73	(162)	1,868
Share based payments		2,441	3,818	1,590	1,814	6,452

Operating Profit		37,914	14,594	17,926	8,879	28,185

Financing expenses		6,099	492	3,805	403	9,581
Financing income		8,805	-	7,092	-	130

Profit before tax on income		40,620	14,102	21,213	8,476	18,734

Tax on income		(10,445)	(4,309)	(5,737)	(2,538)	(11,441)
Total comprehensive Profit		30,175	9,793	15,476	5,938	7,293

Attribution of net profit for the quarterly:
To the Company’s shareholders		29,012	9,405	15,638	6,192	4,690
To non-controlling interests		1,163	388	(162)	(254)	2,603
Total		30,175	9,793	15,476	5,938	7,293

Profit per share
Basic Profit *		0.64	0.29	0.35	0.14	0.12
Diluted Profit *		0.64	0.24	0.34	0.12	0.11

* Immaterial adjustment of comparative data, see Note 2 (2)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

Intercure Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

Profit for the period	-	-	-	29,012	29,012	1,163	30,175
Issuance of shares for the acquisitions	-	-	-	-		512	512
Settlement in cash of an obligation to issue shares	(449)	-	-	-	(449)	-	(449)
Share-based payment	2,441	-	-	-	2,441	-	2,441

As of June 30, 2022	625,559	2,388	8,541	(157,456)	479,032	23,059	502,091

As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

Profit for the period	-	-	-	9,405	9,405	388	9,793
Exercise of share options	3,551	-	(749)	-	2,802	-	2,803
Share-based payment	3,818	-	-	-	3,818	-	3,818
Issuance of shares, net of issuance costs	135,997	-	-	-	135,997	-	135,997

As of June 30, 2021	595,625	2,388	10,268	(181,753)	426,528	17,991	444,519

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

6

Intercure Ltd.

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30,
	2022	2021
	NIS in thousands
Cash flows from operating activities

Profit for the period	30,175	9,793
Interest paid	(7,525)	(695)
Taxes on income paid	(5,517)	(1,038)
Adjustments required to present cash flows from operating activities (A)	(14,132)	1,648

Net cash provided by operating activities	3,001	9,708

Cash flows from investing activities

Purchase of property, plant and equipment	(10,912)	(4,499)
Grant of loan	(17,007)	(2,129)
Acquisition of Subsidiary and activities, net of cash acquired	1,760	(12,272)
Settlement in cash of an obligation to issue shares	(449)
Investment in assets measured at fair value through profit or loss	-	-
Restricted cash due to share issue	-	-
Increase in deposit	(1,651)	(11)
Payment for contingent consideration	(4,168)	-
Payment to payables for investment	(10,365)	-
Net cash used in investing activities	(42,792)	(18,911)

Cash flows from financing activities

Exercise of share options	-	2,802
Lease payments	(1,097)	(340)
Receipt of loans from banks	120,910
Repayment of loans from banks	(63,825)	41,200
Receipt of loan to related party and controlling shareholder	158	244
repayment of loan from related party and controlling shareholder	(239)	(936)
Payment of Contingent consideration	285
Proceeds from issuance of shares as part of private issuance, net	-	128,221
Net cash provided by financing activities	56,192	171,191

Increase in cash and cash equivalents	16,401	161,988
Exchange differences in respect of balances of cash and cash equivalents	8,649	393
Balance of cash and cash equivalents at beginning of year	195,272	37,888

Balance of cash and cash equivalents at end of year	220,322	200,269

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

7

Intercure Ltd.

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30,
	2022	2021
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the consolidated statement of comprehensive income:

Depreciation	4,629	2,501
share-based payment	2,441	3,818
Changes in the fair value of financial assets through profit or loss, net	127	(326)
Finance expenses (income), net	(2,706)	493
Change in liabilities in respect of employee benefits, net	364	-
Contingent consideration	827
Expenses (Income) tax	10,445	4,309
	16,127	10,795
Changes in assets and liabilities items:

Decrease (increase) in trade receivables	(8,684)	3,073
Decrease (increase) in other receivables	4,506	(1,451)
Increase in inventory	(27,175)	(5,344)
Increase in biological assets	(2,390)	(80)
Increase (decrease) in trade payables	17,186	(11,492)
Increase (decrease) in other payables	(13,702)	6,147

	(30,259)	(9,147)

	(14,132)	1,648

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

8

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange, Toronto Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entire issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), the entire issued and paid-up capital of Pharmazone Ltd. (hereinafter: “Pharmazone”) and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd, The Company also has additional holdings in the biomed sector.

During 2022, the Company engaged in 3 agreements for the acquisition of pharmacies. See note 3A.

Investments in the biomed sector:

The Company invested in three companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”), NovellusDX Ltd. (hereinafter: “Novellus”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 7.

B.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS	-	New Israeli shekel
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.

Note 2 -	Significant Accounting Policies

1.	Basis of Preparation of the financial statements

The Group’s condensed consolidated financial statements (hereinafter: the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (hereinafter: “IAS 34”).

These financial statements have been prepared in a condensed format as of June 30, 2022, and for the six months then ended (“condensed consolidated interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2021 and accompanying notes (“annual consolidated financial statements”).

9

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 2 - Significant Accounting Policies (Cont’d)

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 15,2022.

2.	Immaterial adjustment of comparative data

Subsequent to release of the Company’s annual consolidated financial statements and prior to the release date of these interim condensed consolidated financial , an error was discovered in the accounting treatment of Non-controlling interests.

The Company examined the materiality of the error that was discovered in its financial statements with respect to the relevant reporting periods, and after examining the quantitative and qualitative parameters it reached the conclusion that the aforesaid error has no effect on how the users of the consolidated financial statements make economic decisions and/or analyze the aforesaid financial statements. Therefore, the error is not a material error that requires issuing revised consolidated financial statements of the Group.

Presented hereunder are the effects of the correction, which was included in the comparative data in these interim financial statements by marking the corrected items with “immaterial adjustment”.

(1)	Effect of the correction on the statement of financial position

	December 31, 2021
			As presented in
	As presented	Effect of	these financial
	in the past	correction	statements
	NIS thousands	NIS thousands	NIS thousands
Goodwill	258,070	10,221	268,291
Non-controlling interests	11,163	10,221	21,384

Note 3 - Transactions and Events During the Reporting Period

A.	Acquisitions:

On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy located in Tel Aviv.

On February 5, 2022, the Company engaged in an agreement to purchase 100% of “Maayan Haim” pharmacy located in Ashdod.

On April 24, 2022, the Company engaged in an agreement to purchase 51% of “Amidar” pharmacy located in Naharia.

On May 15, 2022, the Company opened a pharmacy in Vienna, Austria.

The acquisitions were for immaterial consideration which was recorded as provisional.

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 3 - Transactions and Events During the Reporting Period (Cont’d)

Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	1,760
Restricted cash	-
Trade and other receivables	1,250
Deferred tax assets	-
Inventory	1,311
Property, plant and equipment and right-of-use asset	62
Goodwill	150
Short term loans	-
Current maturities	(67)
Trade and other payable	(2,827)
Financial liabilities	-
Loan from non-controlling interest	(92)
Liabilities in respect of employee benefits	-
Lease liability	-
Total identifiable net assets	1,547

B.	During the reporting period, the Company borrowed loans in an aggregate amount of NIS 63 million for periods of 4-5 years at interest rates ranging from Prime +1.97% to Prime +2.05%.

C.	On February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”), a Israeli medical cannabis multi-national operator known as “Better” to acquire 100% of Better’s shares, which includes “Better’s” unique strains, cultivation site, intellectual property, and commercial operations in Israel as well it’s international activities. Purchase price of USD 35 million: paid with InterCure shares at the valuation of USD 10 per share. The acquisition closing is subject to customary closing conditions as well as specific approvals of the Israel Medical Cannabis Agency (IMCA), the Toronto Stock Exchange (TSX), as well as the approval of the court in Israel.

D.	On March 1, 2022, the company signed a definitive agreement (hereinafter: “Agreement”) with Altman Health LP (“Altman Health”), the market leader of OTC and nutritional supplements in over 1,700 points of sale, including all major pharmacies across Israel. The newly formed company will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement On February 28, 2022, that CBD will be removed from the Dangerous Drugs Act.

Note 4 - Cultivating Facilities

Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek. As of the publication date of the report, the suspensory conditions for the fulfillment of the agreement have not yet been met.

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 4 - Cultivating Facilities (Cont’d)

In Kibbutz Beit HaEmek, as of June 30, 2022 the Company had approximately NIS 11 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 1 million, with immaterial amount of liabilities that are directly attributed to the activity. During the reporting period the activity generated revenue of approximately NIS 2 million and generated a net loss of approximately NIS 1 million (30% of these results is attributable to Kibbutz Beit HaEmek).

In Kibbutz Nir-Oz, as of June 30, 2022 the Company had approximately NIS 52 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 7 million, with immaterial amount of liabilities that are directly attributed to the activity.

During the reporting period the activity generated revenue of approximately NIS 8 million and generated a net income of approximately NIS 1 million (26% of these results is attributable to Kibbutz Nir-Oz).

Note 5 - Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	June 30,	December 31,
	2022	2021
	NIS in thousands
Finished goods	55,465	39,256
Goods in process and dried inflorescence	35,334	23,057
Total inventory	90,799	62,313

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Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 6 - Biological Assets:

The Company measured biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	June 30,	December 31,
	2022	2021
	NIS in thousands
Balance as of January 1	5,566	3,153
Costs of growing medical cannabis plants	23,075	24,556
Change in fair value less selling costs	7,881	6,574
Transfer to inventory	(28,566)	(28,717)
Balance as of the end of the period	7,956	5,566

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptions used:

	June 30	December 31
	2022	2021
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	2.5	1.6
Estimated net selling price (NIS per gram) (2)	17.4	17.4
Estimated growing cycle length (in weeks) (4)	13	13
Estimated growing cycle completion rate (in percent) (5)	26%	29%
Proportion of plants which do not reach the harvesting stage	8%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	The Company’s estimate regarding the future ratio of sales
(4)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(5)	By planting date vs. growing cycle length

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	June 30	December 31
	2022	2021
	NIS in thousands
Change of average selling price	962	673
Change of proportion of oil products	41	50
Change of proportion of plants which do not reach harvest	(64)	(445)

13

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 7 - Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

A.	As of June 30, 2022 and as of December 31, 2021, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.70% of XTL’s issued and paid-up capital.

XTL is a public traded company listed in the Tel-Aviv stock exchange.

On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy. As of this date, Orni held an investment in financial assets measured at fair value through profit or loss, in amount of NIS 47 thousand in various tradable stocks.

The fair value of these two financial assets as of the end of the reporting period was estimated based on the quoted share price (level 1).

The fair value and changes in securities which were classified “Financial assets measured at fair value through profit or loss” during the reporting periods was as follows:

	June 30	December 31
	2022	2021
	NIS in thousands
Balance for the beginning of the period	330	376
Acquisition of subsidiary	47	-
Changes in fair value carried to the statement of income	(127)	(46)
Balance for the end of the period	250	330

B.	The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	June 30	December 31
	2022	2021
	NIS in thousands
Fair value of the investment in Regenera	-	-
Fair value of the investment in Novellus	1,600	1,600
Fair value of the investment in Cavnox	965	965
	2,565	2,565

14

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 8 - Operating segment data:

Reconciliation of operating segment data include cancellation of assets of the cannabis segment, addition of the investment in accordance with the equity method, and addition of assets and liabilities which were not attributed to segments.

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total

Six months ended June 30, 2022
External revenue	182,506	-	-	182,506
Segment profit (loss)	44,393	(123)	-	44,270

General and administrative expenses not attributable to segments				(5,232)
Other expenses, net				(1,124)
Operating profit				37,914

Segment assets	678,251	2,815	111,998	793,064
Segment liabilities	354,231	-	(63,257)	290,974

Six months ended June 30, 2021
External revenue	78,281	-	-	78,281
Segment profit	19,279	326	-	19,605

General and administrative expenses not attributable to segments				(5,301)
Other expenses, net				290
Operating profit				14,594

Segment assets	328,129	3,843	256,514	588,486
Segment liabilities	45,824	-	98,144	143,968

Three months ended June 30, 2022
External revenue	95,277	-	-	95,277
Segment profit (loss)	21,922	(73)	-	21,849

General and administrative expenses not attributable to segments				(2,994)
Other expenses, net				(929)
Operating profit				17,926

Segment assets	74,071	(30)	(24,713)	49,328
Segment liabilities	181,006	-	(149,255)	31,751

15

Intercure Ltd.

Notes to Condensed Consolidated Interim Financial Statements

Note 8 - Operating segment data: (Cont’d)

	NIS in thousands*
	Cannabis segment	Biomed segment	Reconciliations	Total

Three months ended June 30, 2021
External revenue	45,230	-	-	45,230
Segment profit	11,127	162	-	11,289

General and administrative expenses not attributable to segments				(2,701)
Other expenses, net				290
Operating Profit				8,878

Segment assets	222,808	162	22,040	245,009
Segment liabilities	5,205	-	94,809	100,013

Year ended December 31, 2021
External revenue	219,677	-	-	219,677
Segment profit (loss)	44,646	(1,868)	-	42,778

General and administrative expenses not attributable to segments				(11,620)
Other expenses, net				(2,971)
Operating Profit				28,187

Segment assets	551,435	2,895	131,994	686,324
Segment liabilities	132,562	-	94,571	227,133

Note 9 - Subsequent events:

On July 27, 2022, the Company purchase 51% of “Refua Center” pharmacy located in Bnei Brak. The purchase amount is immaterial.

- - - - - - - - - - - -

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